Notice Document
Dated: May 1, 2022
Spinnaker® Advisor Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Spinnaker® Advisor Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Spinnaker® Advisor Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Spinnaker® Advisor Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2011, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain Contract features that have changed since the May 1, 2021 Notice Document. This may not reflect all of the changes that have occurred since you entered into your Spinnaker® Advisor Variable Annuity Contract.

Please note the following Portfolio change:

•On or about April 29, 2022, the Invesco V.I. International Growth Fund changed its name to Invesco V.I. EQV International Equity Fund. As a result, all references to the Invesco V.I. International Growth Fund in the prospectus are replaced with Invesco V.I. EQV International Equity Fund.

The following disclosure is added to the prospectus:

Cyber Security Risk: We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained on-line or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website or with the Portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the Portfolios. The risk of cyber-attacks may be higher during periods of geopolitical turmoil (such as the Russian invasion of Ukraine and the responses by the United States and other governments).

Delays in Contract Administration: Delays in Contract administration may occur in the event of severe weather, natural disasters, a public health crisis, pandemic or the closure of one or more of our offices, or in the event of interruptions in mail delivery, telephone communications, or other electronic communications beyond our control.

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the Spinnaker Advisor Variable Annuity prospectus dated May 1, 2011, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	A Withdrawal Charge of $25 or 2% of the amount withdrawn, whichever is less, will apply to each withdrawal after the first withdrawal each Contract Year.

FEES AND EXPENSES
Transaction Charges	A Transfer Charge of $10 or 2% of the amount transferred, whichever is less, will apply upon each transfer in excess of 12 transfers in a Contract Year.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.
	Annual Fee	Minimum	Maximum
	Base Contract (1)	1.91%	3.07%
	Investment options (Portfolio fees and expenses) (2)	0.46%	1.62%
(1) Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount.

(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add charges that substantially increase costs.

	Lowest Annual Cost:	Highest Annual Cost:
	$1,721.22	$2,579.69

The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawal charges will reduce the value of your Contract if you withdraw money during the Accumulation Phase. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to Contract Owners who have been continuously invested in them as of a certain date. Once a Contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Contract Owner for investment. A transfer charge may apply for each transfer in excess of 12 transfers in a Contract Year. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Contract. There is no additional tax benefit if you purchased the Contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Contract may be restricted or prohibited.
All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000003367

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
Asset Allocation	American Century VP Balanced Fund Class I American Century Investment Management, Inc.	0.81% **	15.77%	11.33%	9.90%
Taxable Bond	American Century VP Inflation Protection Fund Class II American Century Investment Management, Inc.	0.71%	6.27%	5.01%	2.82%
International Equity	American Century VP International Fund Class I American Century Investment Management, Inc.	0.99% **	8.75%	14.35%	10.06%
U.S. Equity	American Century VP Large Company Value Fund Class II American Century Investment Management, Inc.	0.87% **	21.53%	10.06%	11.84%
U.S. Equity	American Century VP Ultra® Fund Class I (1) (2) American Century Investment Management, Inc.	0.79% **	23.16%	27.02%	20.21%
U.S. Equity	American Century VP Ultra®Fund Class II (2) American Century Investment Management, Inc.	0.94% **	22.99%	26.83%	20.03%
U.S. Equity	American Century VP Value Fund Class I American Century Investment Management, Inc.	0.73% **	24.51%	9.55%	12.03%
U.S. Equity	BNY Mellon Investment Portfolios MidCap Stock Portfolio - Initial Shares (3) BNY Mellon Investment Advisors, Inc.	0.80%**	25.89%	9.78%	12.54%
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Advisors, Inc.	0.78%	12.93%	27.80%	20.05%
U.S. Equity	BNY Mellon Stock Index Fund, Inc. - Service Shares BNY Mellon Investment Advisors, Inc.	0.51%	28.11%	17.87%	15.97%
U.S. Equity	BNY Mellon Variable Investment Fund Appreciation Portfolio - Initial Shares (3) BNY Mellon Investment Advisors, Inc.	0.80%	27.13%	20.48%	14.47%
U.S. Equity	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Shares BNY Mellon Investment Advisors, Inc.	0.67%	27.00%	18.49%	15.59%
International Equity	Calvert VP EAFE International Index Portfolio - Class F Calvert Research and Management	0.68%**	10.66%	9.08%	7.18%
Taxable Bond	Calvert VP Investment Grade Bond Index Portfolio - Class I Calvert Research and Management	0.32%**	(1.82)%	3.33%	2.60%
U.S. Equity	Calvert VP Nasdaq - 100 Index Portfolio - Class I Calvert Research and Management	0.48%**	26.87%	28.00%	22.45%
U.S. Equity	Calvert VP Russell 2000 Small Cap Index Portfolio - Class F Calvert Research and Management	0.59%**	14.30%	11.46%	12.45%
U.S. Equity	Calvert VP S&P MidCap 400 Index Portfolio - Class F Calvert Research and Management	0.53%**	24.17%	13.08%	14.19%
Asset Allocation	Calvert VP SRI Balanced Portfolio - Class I Calvert Research and Management	0.63%	15.12%	12.49%	10.48%
U.S. Equity	DWS Capital Growth VIP - Class B DWS Investment Management Americas, Inc.	0.75%	22.46%	23.49%	18.92%
International Equity	DWS CROCI® International VIP - Class A DWS Investment Management Americas, Inc.	0.86%**	9.24%	7.34%	5.67%
Asset Allocation	DWS Global Income Builder VIP - Class A (4) DWS Investment Management Americas, Inc.	0.62%	10.95%	9.21%	8.39%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
International Equity	DWS Global Small Cap VIP - Class B DWS Investment Management Americas, Inc.	1.09%**	14.65%	9.00%	8.91%
International Equity	DWS International Growth VIP - Class B DWS Investment Management Americas, Inc.	1.20%**	7.88%	12.43%	10.11%
Taxable Bond	Federated Hermes High Income Bond Fund II - Primary Shares (3) Federated Investment Management Company	0.98%	4.85%	5.57%	6.34%
Asset Allocation	Federated Hermes Managed Volatility Fund II - Primary Shares (5) Federated Global Investment Management Corp. ("Fed Global")Federated Investment Management Company ("FIMCO") and Federated Equity Management Company of Pennsylvania ("FEMCOPA")	0.82%**	18.51%	9.22%	8.31%
Asset Allocation	Fidelity® VIP Asset Manager Portfolio - Initial Class (5) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.59%	9.92%	10.01%	8.65%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.57%	27.83%	20.17%	16.64%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.51%	24.89%	11.95%	12.53%
Target Date	Fidelity® VIP Freedom 2020 Portfolio℠ - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. (*)	0.75%	9.26%	10.41%	8.98%
Target Date	Fidelity® VIP Freedom 2025 Portfolio℠ - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. (*)	0.78%	10.55%	11.24%	9.97%
Target Date	Fidelity® VIP Freedom 2030 Portfolio℠ - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. (*)	0.82%	12.07%	12.48%	10.81%
Target Date	Fidelity® VIP Freedom Income Portfolio℠ - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. (*)	0.60%	3.03%	6.08%	4.88%
Money Market	Fidelity® VIP Government Money Market Portfolio - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.48%	0.01%	0.76%	0.39%
U.S. Equity	Fidelity® VIP Growth Opportunities Portfolio - Initial Class (4) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.63%	11.68%	31.77%	22.64%
U.S. Equity	Fidelity® VIP Growth Portfolio - Initial Class (3) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.61%	23.21%	26.29%	19.70%
U.S. Equity	Fidelity® VIP Growth & Income Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.52%	25.95%	13.45%	14.07%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.86%	25.31%	13.32%	13.00%
International Equity	Fidelity® VIP Overseas Portfolio - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK, FMR Japan, FIA FIA(UK) and FIJ serve as sub-advisers for the fund. (*)	1.02%	19.39%	14.15%	10.55%
Asset Allocation	Franklin Allocation VIP Fund - Class 2 Franklin Advisers, Inc. Sub-advised by Franklin Templeton Institutional, LLC and Templeton Global Advisors Limited	0.82%**	11.68%	8.64%	8.96%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Franklin Advisers, Inc.	0.92%	16.14%	23.64%	16.66%
Asset Allocation	Franklin Income VIP Fund - Class 2 Franklin Advisers, Inc.	0.72%	16.75%	7.45%	7.38%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.98%	19.17%	6.44%	9.00%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.91%	25.37%	9.94%	12.13%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Franklin Advisers, Inc.	1.08%	10.01%	20.84%	15.70%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 Franklin Advisers, Inc.	0.78%	(1.83)%	1.75%	1.28%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I (2) (6) Invesco Advisers, Inc.	0.83%	19.10%	23.08%	17.84%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II (2) Invesco Advisers, Inc.	1.08%	18.79%	22.75%	17.53%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I (2) (3) Invesco Advisers, Inc.	0.86%	11.92%	21.74%	17.37%
U.S. Equity	Invesco V.I. American Franchise Fund - Series II (2) Invesco Advisers, Inc.	1.11%	11.65%	21.43%	17.08%
Sector Equity	Invesco V.I. Global Real Estate Fund - Series I (3) Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited	0.97%	25.71%	7.54%	8.11%
Sector Equity	Invesco V.I. Health Care Fund - Series I (5) Invesco Advisers, Inc.	0.97%	12.30%	14.76%	13.97%
International Equity	Invesco V.I. EQV International Equity Fund - Series I (2) (6) Invesco Advisers, Inc.	0.89%	5.89%	10.17%	8.09%
International Equity	Invesco V.I. EQV International Equity Fund - Series II (2) Invesco Advisers, Inc.	1.14%	5.61%	9.90%	7.82%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Invesco Advisers, Inc.	1.20%	20.09%	13.15%	12.01%
U.S. Equity	JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 Shares J.P. Morgan Investment Management Inc.	0.76%	29.88%	10.63%	12.99%
U.S. Equity	JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1 Shares (4) J.P. Morgan Investment Management Inc.	0.74%	29.34%	19.63%	17.47%
Asset Allocation	Morningstar Balanced ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.90%	10.79%	8.35%	7.45%
Asset Allocation	Morningstar Conservative ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.88%**	2.28%	4.34%	3.55%
Asset Allocation	Morningstar Growth ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.90%	14.88%	10.30%	9.16%
Asset Allocation	Morningstar Income and Growth ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.92%	6.47%	6.53%	5.55%
U.S. Equity	Neuberger Berman AMT Mid Cap Growth Portfolio - Class S Neuberger Berman Investment Advisers LLC	1.10%**	12.72%	19.42%	15.06%
U.S. Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - Class S Neuberger Berman Investment Advisers LLC	1.26%	32.52%	8.07%	10.85%
U.S. Equity	Neuberger Berman AMT Sustainable Equity Portfolio - Class S Neuberger Berman Investment Advisers LLC	1.16%	23.16%	15.43%	14.11%
Asset Allocation	PIMCO All Asset Portfolio - Advisor Class Pacific Investment Management Company LLC	1.34%**	16.04%	8.45%	5.91%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	0.93%**	33.34%	5.72%	(1.86)%
Bond	Pioneer Bond VCT Portfolio - Class I Shares (7) Amundi Asset Management US, Inc.	0.63%	0.38%	4.22%	4.11%
U.S. Equity	Pioneer Equity Income VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.05%	25.33%	10.47%	12.15%
U.S. Equity	Pioneer Fund VCT Portfolio - Class I Shares (7) Amundi Asset Management US, Inc.	0.79%	27.98%	20.15%	16.19%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
Taxable Bond	Pioneer High Yield VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.17%**	5.45%	4.78%	5.91%
U.S. Equity	Pioneer Mid Cap Value VCT Portfolio - Class I Shares (7) Amundi Asset Management US, Inc.	0.75%	29.67%	9.20%	11.20%
Sector Equity	Pioneer Real Estate Shares VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.60%	40.75%	9.70%	10.46%
U.S. Equity	Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares (7) Amundi Asset Management US, Inc.	0.89%	8.07%	19.47%	15.65%
Taxable Bond	Pioneer Strategic Income VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.03%**	1.73%	4.20%	4.21%
International Equity	Templeton Developing Markets VIP Fund - Class 2 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.44%	(5.74)%	10.60%	4.84%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 Franklin Advisers, Inc.	0.76%**	(4.99)%	(0.94)%	1.13%
International Equity	Templeton Growth VIP Fund - Class 2 Templeton Global Advisors Limited	1.18%	4.87%	5.21%	7.36%
International Equity	Voya Global High Dividend Low Volatility Portfolio - Class S (5) Voya Investments, LLC	0.85%**	20.56%	10.19%	8.68%

We do not guarantee that each Portfolio will be available for investment through the Contract.

1.This portfolio is only available if you have continuously invested in it since March 15, 2007.
2.If Class I/Series I shares are available to a Contract Owner, we will allocated investments to the Class I/Series I fund.
3.This portfolio is only available if you have continuously invested in it since April 30, 2006.
4.This portfolio is only available if you have continuously invested in it since April 30, 2003.
5.This portfolio is only available if you have continuously invested in it since April 28, 2005.
6.This portfolio is only available if you have continuously invested in it since March 14, 2006.
7.This portfolio is only available if you have continuously invested in it since November 30, 2004.

* Fidelity, the Fidelity Investments Logo, Contrafund, Equity-Income, VIP Freedom 2020 Portfolio, VIP Freedom 2025 Portfolio, VIP Freedom 2030 Portfolio, and VIP Freedom Income Portfolio are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.